UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14D-100)

Amendment No. 1

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

YUME, INC.

(Name of Subject Company)

REDWOOD MERGER SUB I, INC.

(Offeror)

RHYTHMONE PLC

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

98872B104

(CUSIP Number of Class of Securities)

Ted Hastings

251 Kearny Street, 2nd Floor

San Francisco, CA 94108

(415) 655-1450

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Ted Hastings RhythmOne plc 251 Kearny Street, 2nd Floor San Francisco, California 94108 (415) 655-1450	Mile T. Kurta John Emanoilidis Torys LLP 1114 Avenue of the Americas 23rd Floor New York, New York 10036 (212) 880-6000	Paul Porrini Amy Rothstein YuMe, Inc. 1204 Middlefield Road Redwood City, California 94063 (650) 591-9400	James J. Masetti Christina F. Pearson Pillsbury Winthrop Shaw Pittman LLP 2550 Hanover Street Palo Alto, California 94304 (650) 233- 4500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$155,750,297.10	$19,390.91***

*	Estimated solely for the purpose of calculating the filing fee pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, based on based on (a) the product of (i) $4.35, the average of the high and low sales prices per share of YuMe, Inc. (“YuMe”) common stock on December 28, 2017, as reported by the New York Stock Exchange, and (ii) 35,804,666, the estimated number of YuMe common stock to be exchanged in the Transactions.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 0.0001245 multiplied by the estimated transaction valuation.
***	Previously paid.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,707.02	Filing Party: RhythmOne plc
Form or Registration No.: Form F-4	Date Filed: December 22, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment”) is filed by RhythmOne plc, a public limited company incorporated and registered in England and Wales with company number 06223359 (“RhythmOne”) and Redwood Merger Sub I, Inc., a Delaware corporation and a wholly-owned subsidiary of RhythmOne (“Purchaser”). This Amendment amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on January 4, 2018 (the “Schedule TO”), and relates to the offer by the Purchaser and RhythmOne to exchange for each outstanding share of common stock (“YuMe Share”) of YuMe, Inc., a Delaware corporation (“YuMe”), a combination of cash and stock consideration for their YuMe Shares. For each YuMe Share held, YuMe stockholders are being offered (i) $1.70 in cash without interest, and (ii) 0.7325 ordinary shares of RhythmOne (“RhythmOne Shares”), which gives effect to the 10-for-1 share consolidation of RhythmOne Shares implemented on September 25, 2017, subject to the terms and conditions set forth in the prospectus/offer to exchange which is a part of the registration statement on Form F-4 filed by RhythmOne with the U.S. Securities and Exchange Commission on December 22, 2017, as amended (the “Prospectus/Offer to Exchange”) and the related letter of transmittal.

Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Prospectus/Offer to Exchange.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding a new subsection entitled “Certain Legal Matters” as follows:

“On January 7, 2018, Lonnie McCrary (the “Plaintiff”), a purported stockholder of YuMe, filed a putative class action complaint against YuMe and certain current and former members of YuMe’s Board of Directors in the United States District Court for the Northern District of California (the “District Court”). This case is captioned McCrary v. YuMe, Inc. et al., Case No. 18-cv-130. The complaint alleges that (1) YuMe and the named individual defendants violated Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14a-9 promulgated thereunder, by filing a registration statement on December 26, 2017, and an amendment to the registration statement on January 4, 2018 (the “Offering Statements”), which allegedly fail to disclose and/or misrepresent material information about the proposed tender offer, and (2) the named individual defendants, as control persons of YuMe, violated Section 20(a) of the Exchange Act in connection with the filing of the allegedly materially deficient Offering Statements. The alleged material omissions include information about RhythmOne’s business prospects, YuMe’s valuation, and Deutsche Bank’s fairness opinion. The Plaintiff has asked the District Court to, among other things, (i) enjoin YuMe and the named individual defendants from consummating the proposed transaction unless and until YuMe discloses allegedly material information omitted from the Offering Statements, and (ii) award the Plaintiff the costs and disbursements of the action, including reasonable attorneys’ and experts’ fees. YuMe believes these claims are without merit and intends to vigorously defend the action. YuMe cannot predict the outcome of or estimate the possible loss or range of loss from this matter.

On January 9 and 10, 2018, additional, similar complaints were filed in the District Court against YuMe and the current members of the YuMe board of directors and one similar complaint was filed in the United States District Court for the District of Delaware. Two of these complaints additionally name RhythmOne and one or more of its subsidiaries as defendants and one complaint additionally names YuMe’s President and Chief Executive Officer as a defendant. These complaints allege that the defendants violated Section 14(e) of the Exchange Act and/or Section 14(d), and Rule 14d-9 promulgated thereunder, by filing a solicitation/recommendation statement on January 4, 2018, which allegedly fail to disclose and/or misrepresent material information about the proposed tender offer and that the YuMe board of directors, as control persons of YuMe, violated Section 20(a) of the Exchange Act in connection with the filing of the allegedly materially deficient solicitation/recommendation statement. The alleged material omissions include information about RhythmOne’s business prospects, YuMe’s valuation, Deutsche Bank’s fairness opinion, and the alleged conflicts of interest of certain directors and officers of YuMe who may receive positions with RhythmOne following the merger. YuMe and RhythmOne believe these claims are without merit and intend to vigorously defend the actions. YuMe and RhythmOne cannot predict the outcome of or estimate the possible loss or range of loss from these matters.

It is possible that additional, similar complaints may be filed or the complaints described above are amended. If this occurs, neither YuMe nor RhythmOne intends to announce the filing of each additional, similar complaint or any amended complaint unless it contains allegations that are substantially distinct from those made in the pending actions described above.”

Item 12.	Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(5)(E)	Complaint filed by Lonnie McCrary against YuMe, Inc., et al. (filed January 7, 2018), No. 4:18-cv-00130-JSW (N.D. Cal.).

(a)(5)(F)	Complaint filed by Joel Rosenfeld against YuMe, Inc., et al. (filed January 9, 2018), No. 3:18-cv-00194 (N.D. Cal.).

(a)(5)(G)	Complaint filed by David Feuerborn against YuMe, Inc., et al. (filed January 9, 2018), No. 3:18-cv-00197 (N.D. Cal.).

(a)(5)(H)	Complaint filed by Anthony Franchi against YuMe, Inc., et al. (filed January 9, 2018), No. 1:18-cv-00075-UNA (Del.).

(a)(5)(I)	Complaint filed by Gordon Bright against YuMe, Inc., et al. (filed January 10, 2018), No. 3:18-cv-00237-SK (N.D. Cal.).

SIGNATURES

After due inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 16, 2018

REDWOOD MERGER SUB I, INC.

By:	/s/ Ted Hastings
Name:	Ted Hastings
Title:	Chief Executive Officer

RHYTHMONE PLC

By:	/s/ Ted Hastings
Name:	Ted Hastings
Title:	Chief Executive Officer